Suite 3400 666 Burrard Street Vancouver, BC Canada, V6C 2X8 Telephone (604) 696-3000 Facsimile (604) 696-3001

VIA EDGAR

October 7, 2013

Ms. Tia Jenkins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Goldcorp Inc.

Form 40-F for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-12970

Dear Ms. Jenkins:

Further to our telephone discussion on October 4th, 2013 with Mr. Brian McAllister of your office, we are unable to finalize our responses within the timeframe provided. Therefore, we would propose to provide our written response to you on or before October 28th, 2013.

Should you have further questions, please address your letter to the undersigned.

Yours truly,

Lindsay Hall

Executive Vice President and Chief Financial Officer

cc:	Terry Neill

Deloitte LLP